

Mail Stop 3030

January 14, 2010

VIA U.S. MAIL and Facsimile [315-797-8375]

Mr. Robert D. Shallish, Jr.
Chief Financial Officer
CONMED Corporation
525 French Road
Utica, NY 13502

>   **RE: CONMED Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed February 24, 2009**
>   **File No. 000-16093**

Dear Mr. Shallish:

We have reviewed the information and proposed disclosures filed on January 7, 2010 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 56
Compensation Discussion and Analysis, page 16 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to our prior comment 4 from our letter dated December 23, 2009.
        Please provide to us in your response a discussion and analysis of how the Compensation
        Committee made its determination regarding the size of the SAR and RSU grants for
        each named executive officer for the fiscal year ended December 31, 2008. In addition,
        please provide further clarification regarding your decision to make a grant to Mr.
        Johnson outside the normal process for annual awards. For example, please tell us
        whether grants related to promotions are typically made outside of the annual awards
        process.

                                            * * * * *

        As appropriate, please respond to the comment within 10 business days or tell us when
you will provide us with a response. Please furnish a response letter that provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Kristin
Lochhead, Review Accountant at (202) 551-3664 if you have questions regarding comments on
the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316, or
me at (202) 551-3314 if you have any other questions.

                                            Sincerely,

                                            Daniel Morris
                                            Special Counsel